UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Cara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

140755109

(CUSIP Number)

October 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140755109	SCHEDULE 13G	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,114,379
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,114,379

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,379
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,939,552 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,114,379 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,114,379 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,379 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 49,826,303 shares of Common Stock outstanding, consisting of 46,886,751 shares of Common Stock outstanding as of August 6, 2020, based on the disclosure in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 10, 2020, and 2,939,552 shares of Common Stock issued to Vifor (International) Ltd. on October 15, 2020.

(2)

Vifor Fresenius Medical Care Renal Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Fresenius Medical Care Renal Pharma Ltd. may be deemed to beneficially own such shares as a result of its right to acquire such shares upon exercise of an option granted to it by Vifor (International) Ltd. Vifor Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Vifor Fresenius Medical Care Renal Pharma Ltd. or Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 140755109	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Cara Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Cara Therapeutics, Inc.

4 Stamford Plaza

107 Elm Street, 9th Floor

Stamford, Connecticut 06902

Item 2(a).	Name of Person Filing:

Vifor (International) Ltd.

Vifor Fresenius Medical Care Renal Pharma Ltd.

Vifor Pharma Ltd.

The foregoing persons are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

Rechenstrasse 37

CH-9014, St. Gallen

Switzerland

Item 2(c).	Citizenship:

The place of organization of each of the Reporting Persons is Switzerland.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

140755109

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 140755109	SCHEDULE 13G	Page 5 of 7 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

As of October 15, 2020, the Reporting Persons’ respective beneficial ownership was as follows:

(A)	Vifor (International) Ltd.
Amount beneficially owned: 4,114,379 shares
Percent of class: 8.3%
Sole voting power: 0 shares
Shared voting power: 4,114,379 shares
Sole dispositive power: 0 shares
Shared dispositive power: 4,114,379 shares

(B)	Vifor Fresenius Medical Care Renal Pharma Ltd.
Amount beneficially owned: 2,939,552 shares
Percent of class: 5.9%
Sole voting power: 0 shares
Shared voting power: 0 shares
Sole dispositive power: 0 shares
Shared dispositive power: 0 shares

(C)	Vifor Pharma Ltd.
Amount beneficially owned: 4,114,379 shares
Percent of class: 8.3%
Sole voting power: 0 shares
Shared voting power: 4,114,379 shares
Sole dispositive power: 0 shares
Shared dispositive power: 4,114,379 shares

Vifor Fresenius Medical Care Renal Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Fresenius Medical Care Renal Pharma Ltd. may be deemed to beneficially own such shares as a result of its right to acquire such shares upon exercise of an option granted to it by Vifor (International) Ltd. Vifor Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Vifor Fresenius Medical Care Renal Pharma Ltd. or Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 140755109	SCHEDULE 13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 140755109	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: October 23, 2020	By:	/s/ Georg Frey
Name: Georg Frey
Title: Head Legal Corporate

	By:	/s/ Dr. Oliver P. Kronenberg
Name: Dr. Oliver P. Kronenberg
Title: Group General Counsel

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD.

Dated: October 23, 2020	By:	/s/ Marcus Kracht
Name: Marcus Kracht
Title: CFO VFMCRP

	By:	/s/ Juan de Lassaletta Fernandez
Name: Juan de Lassaletta Fernandez
Title: Head Legal & Compliance VFMCRP

VIFOR PHARMA LTD.

Dated: October 23, 2020	By:	/s/ Georg Frey
Name: Georg Frey
Title: Head Legal Corporate

	By:	/s/ Dr. Oliver P. Kronenberg
Name: Dr. Oliver P. Kronenberg
Title: Group General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).